PEARSON

PEARSON PLC

[redacted]

07027336

310 2000
10 6060

RECEIVED
2007 OCT 17 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 October 2007

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

SUPPL

Press Releases:-

3 September	**Total Voting Rights and Capital**
12 September	**Charity event to break world reading record**
12 September	**Director shareholding**
21 September	**Rona Fairhead appointed chairman of IDC**
21 September	**Pearson helps break world record for largest shared reading experience**
24 September	**Directors' shareholding**
25 September	**Director shareholding**
25 September	**Eldercare and Wellness programs help put Pearson on working mother's top 100..**
26 September	**Director shareholding**
26 September	**Robin Freestone, CFO, presents at the Sanford Bernstein conference**
27 September	**700,000 schoolchildren across the UK given free Funnybones book**
1 October	**Financial Times drives digital growth**
1 October	**Directors' shareholding**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

C. Abraham

pp. Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw10/17

Total Voting Rights and Capital
03 September 2007

Click here to download a pdf of this press release

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 August 2007, the Company had 807,820,832 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (807,820,832) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

September 20th Charity Event to Break World Reading Record

12 September 2007

Pearson Foundation Extends support for Jumpstart for Young Children with nationwide Book Donations to At-risk Preschoolers

Penguin Young Readers Group Publishes Special Custom Edition of Children's Classic The Story of Ferdinand to Benefit Reading Campaign

NEW YORK, NY - Each year, one third of America's children arrive at their first day of school developmentally behind their peers and without the skills necessary to succeed. The businesses and employees that make up Pearson, the international media company, are supporting Jumpstart's Read for the Record campaign to bring awareness to this national crisis. This campaign, which last year raised more than $1 million for Jumpstart's work with preschool students, culminates in a nationwide reading event on September 20th - a day when the Penguin Young Readers Group classic *The Story of Ferdinand* will take the spotlight as people of all ages read this children's favorite and break the world record for the most individuals reading the same book on a single day.

Custom Limited Edition of The Story of Ferdinand on Sale Today

Today, the Pearson Foundation and Jumpstart announced that a special, custom limited edition of *The Story of Ferdinand* is now on sale at Toys "R" Us, American Eagle Outfitters, Hanna Andersson, and Follett's college campus bookstores. This special edition is also available online at www.readfortherecord.org. With 100% underwriting by the Pearson Foundation, all proceeds from the sales price benefit Jumpstart and its work with preschoolers from low-income communities across the country. Additionally, Mark Nieker, president of the Pearson Foundation, said that for Jumpstart's Read for the Record 2007, Pearson has extended its support for Jumpstart by matching book donations made by the public at www.readfortherecord.org with a donation of an additional book to another child from a low-income community.

In the foreword to *The Story of Ferdinand* special custom limited edition, Matt Lauer and Meredith Vieira of NBC's The TODAY Show note, "While overwhelming research shows that quality early learning experiences are a way out of poverty, a path toward a future full of opportunity and a known deterrent to crime and drug use, more than one-third of American's young children will *still* enter kindergarten this year without the reading or language skills necessary to succeed. When we learned about Jumpstart's efforts to address this problem, we decided to act." Lauer and Vieira will Read for the Record live on The TODAY Show September 20th, along with hundreds of children and celebrities who will gather on the Plaza at Rockefeller Center to bring awareness to the importance of reading to young children.

Pearson Businesses The Financial Times Group, The Penguin Group, and Pearson Education Host Read for the

Record Events Across the U.S.
This effort will be supported by thousands of individual reading events taking place on September 20th across the country. As a kick-off to Jumpstart's Read for the Record, on September 17th, the Pearson Foundation is sponsoring a community "Reading Rally" hosted by Florida's Miami-Dade School District which is expected to engage more than 10,000 young people. Following this kick-off, Pearson people from The Financial Times Group, The Penguin Group and Pearson Education at more than 40 locations across the U.S., will participate in local reading events as part of Jumpstart's Read for the Record on September 20th. Together they will bring books, organize readings, and help young people make their own custom ABC books in a program based on the Pearson Foundation's Family Book Nights program. This year, for the first time, Pearson people across the globe will also Read for the Record, including local outreach to thousands of at-risk children across Latin America and in South Africa.

"Helping to spotlight the importance of preparing young people for a lifetime of reading is crucial to everyone at Pearson," explained Pearson Foundation president Mark Nieker. "We know that in middle income neighborhoods the ratio of books per child is 13 to 1, and in low-income neighborhoods, the ratio is **one age-appropriate book for every 300 children.** More than 80 percent of preschool and after-school programs serving children from low-income families have no age-appropriate books for their children." He added, "These statistics need to change. We hope this campaign will encourage others to help address this very solvable problem, and we hope it will also encourage people to donate books for the many children who have no books at home."

Thousands of Book Donations to At-Risk Preschoolers
Jumpstart president James Cleveland said, "Studies show that by first grade, the child from a low-income community will have one-fourth the vocabulary of their mid-income peer. This matters because we know a child's reading level in first grade is one of the best predictors of his/her subsequent performance in tenth grade." He added, "The Pearson Foundation's long-standing support of Jumpstart - and now its generous commitment to underwriting Jumpstart's Read for the Record - are playing an incredibly important role in assisting our work in solving the early-learning gap for our at-risk preschoolers. With the Pearson Foundation matching book donations from the public, we will be able to provide thousands of books to those youngsters who need them most. This is a tremendous addition to our campaign."

Register for the September 20th campaign now at www.readfortherecord.org. The Website also provides information about donating books to Jumpstart children, as well as hosting and joining shared reading events across the nation. A virtual version of *The Story of Ferdinand*, created and hosted by Pearson's Family Education Network, is available at www.readfortherecord.org/virtualevent.

One of the best things about reading is that it can take place anywhere and everywhere. Group reading events

will be held in preschools, elementary schools, high-schools, and college campuses as well as libraries, stores, hotels, playgrounds, offices, and homes. Jumpstart's Read for the Record is not limited to large events. Any child and adult can participate just by sitting down to read - maybe even under a shady tree, just where Ferdinand would want to be. For more information about Pearson and Jumpstart, go to www.pearsonfoundation.org/readfortherecord

About the Pearson Foundation and Jumpstart
Jumpstart and the Pearson Foundation share a passion for education and inspiring people to reach their full potential. These shared goals and values led Jumpstart and the Pearson Foundation to create the Pearson Teacher Fellowship in 2001. Each year, the Pearson Teacher Fellowship provides the opportunity for a select group of achievement-oriented college graduates to enter the early education field by becoming preschool teachers in Head Start and other early learning centers serving at-risk children. The Fellowship provides these talented individuals a stipend, intensive training, assistance earning teaching certification, and additional support and resources during the first two years of their teaching careers. In 2006, Pearson and its businesses The Financial Times Group, The Penguin Group, and Pearson Education became a major sponsor of the inaugural campaign for Jumpstart's Read for the Record, which raised over $1 million for Jumpstart's work to help preschoolers from low-income communities with their language and literacy skills. For more information, go to www.pearsonfoundation.org.

About Jumpstart's Read for the Record
Jumpstart's Read for the Record is a national campaign to encourage hundreds of thousands of children and adults to read the same book, *The Story of Ferdinand*, on the same day, September 20, 2007. The expansive shared reading experience will raise public awareness about the early education gap that exists between income levels, as well as raise money to support Jumpstart's national early education programs, which benefit children from low-income communities across 20 states.

Jumpstart's longstanding relationships with its national multi-year partners are a key component of its ongoing efforts to help at-risk children develop their language, literacy, and social skills in preparation for kindergarten - support of the 2007 campaign by three of these partners, American Eagle Outfitters, Pearson, and Sodexho, is just one of many ways in which these corporations make Jumpstart's work possible. Jumpstart's Read for the Record is further supported by its campaign sponsors: Hanna Andersson, Hyatt Hotels & Resorts, NBC, Penguin Young Readers Group (publisher of the custom limited edition of *The Story of Ferdinand*), Toys "R" Us, and XM Satellite Radio.

Contact:
kate.miller@pearson.com
1-800-745-8489

Director Shareholding
12 September 2007

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00062%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$15.00**	14.	Date and place of transaction **12 SEPTEMBER USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **140,000 0.01795%**	16.	Date issuer informed of transaction **12 SEPTEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **STEPHEN JONES, DEPUTY COMPANY SECRETARY, 020 7010 2257.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

STEPHEN JONES

DEPUTY COMPANY SECRETARY

____

Date of notification ___12 September 2007______________________

Rona Fairhead appointed Chairman of Interactive Data Corporation
21 September 2007

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Bedford, Mass., September 21, 2007 - Interactive Data Corporation (NYSE: IDC), a leading provider of financial market data, analytics and related services to financial institutions, active traders and individual investors, today announced that Rona Fairhead was appointed to chairman of the Company's Board of Directors, effective immediately. Fairhead succeeds John Makinson, who has resigned from serving on Interactive Data's Board of Directors.

Fairhead has served as one of five Pearson-affiliated directors on the Interactive Data Board of Directors since February 2007. She will also serve as chair of the Nominating and Corporate Governance Committee. Phil Hoffman, a director on the Interactive Data Board since February 2007, will replace Makinson as chair of the Compensation Committee. Makinson had been chairman of the Interactive Data Board since December 2002 and served as a member of the Company's Board from February 2000 to October 2000.

John Makinson stated, "It was an honor to serve as chairman on Interactive Data's Board for nearly five years. During that time, Interactive Data established itself as a trusted industry leader while creating significant value for customers, employees, business partners and shareholders in the process. Although I will miss working with Stuart and rest of his management team, Rona possesses the leadership skills and overall business and financial acumen to help guide the Company into its next phase of growth."

Fairhead, 45, is currently chief executive officer of the Financial Times Group where she is responsible for overseeing the Financial Times, Pearson's international business newspapers and financial magazines, as well as its interests in Interactive Data, FTSE, which is owned jointly with the London Stock Exchange, and The Economist Group. Fairhead joined Pearson in October 2001 as deputy finance director, became chief financial officer in June 2002 and was appointed chief executive of the Financial Times Group in June 2006. She serves on the Pearson board and is also a member of the Pearson management committee. She was appointed a non-executive director of HSBC Holdings plc in 2004.

"On behalf of the whole Board, I'd like to thank John for his service and significant contribution to Interactive Data's success. It is a privilege for me to follow in his footsteps," said Rona Fairhead. "The people of Interactive Data have always sought to provide their customers with robust, innovative solutions combined with excellent service. This approach has established the Company as a widely respected industry leader and has produced notable growth over the last several years. I look forward to helping the Company continue that success and become an ever-stronger force in the industry."

Before joining Pearson, Fairhead was executive vice

president, strategy and group financial control and a member of the Executive Board at ICI plc, the international specialty chemicals and paints company. Prior to her six years at ICI, she was a senior executive in the aerospace industry, working for Bombardier/Shorts Aerospace and British Aerospace. In her early career she worked for Bain & Co and Morgan Stanley. Fairhead has a law degree from Cambridge University and an MBA from Harvard Business School.

There are currently nine members of the Interactive Data Board. Interactive Data expects that a fifth Pearson-affiliated director will be appointed and announced in due course to bring the Board of Directors back to ten directors. Detailed biographies of each member of Interactive Data's Board of Directors are available on the Company's website at http://www.interactivedata.com/overview/board.htm.

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Pearson Helps Break World Record for Largest Shared Reading Experience

21 September 2007



Publishes Custom Book for Reading Awareness Campaign

New York, NY. - Pearson people helped set a new world record yesterday for the largest "shared reading experience" as part of Jumpstart's Read for the Record 2007, breaking the world record for the number of people reading the same book on a single day. Aimed at bringing awareness to the early literacy crisis, the Campaign raised more than $1 million to further the non-profit organization Jumpstart's work with at-risk preschoolers.

Pearson and its 20,000 staff of the Financial Times Group, The Penguin Group, and Pearson Education participated in thousands of individual events throughout the U.S. and around the world, reading a custom limited edition of Penguin Young Readers children's classic *The Story of Ferdinand*. With 100% underwriting by the Pearson Foundation, all proceeds from sales of the book at Toys "R" Us, American Eagle Outfitters, Hanna Andersson, and Follett's college bookstores will benefit Jumpstart in its mission to prepare children from low-income communities for success in school and in life.

The Pearson Foundation donated more than 50,000 books to schools, teachers, and education partners, and contributed tens of thousands of books to Head Start and other early education centers. New this year, the Pearson Foundation matched online donations made during the campaigning with corresponding donations of children's books to at risk children.

The Campaign kicked off with First Lady Laura Bush appearing on the TODAY Show reading *The Story of Ferdinand* to children at the White House. TODAY Show hosts, Matt Lauer and Meredith Vieira, who wrote the foreword to the custom book, also read *Ferdinand* to children during the program, along with other guest celebrity readers. Secretary of Education Margaret Spellings hosted a group of children in Ohio, while Pearson and Jumpstart sponsored a national event at the Smithsonian Institution in Washington, D.C. Pearson people hosted events with schools, libraries, museums, Mayors, and Governors, joining readers of all ages in breaking the world record.

Mark Nieker, president of the Pearson Foundation said, "In the U.S., one-third of our children - almost 1 million young people each year - enter kindergarten without the vocabulary, reading readiness and social skills of their middle-income peers. We know that children that start with these deficits are not likely to catch up. We need to change this, and that's why the Pearson Foundation, our public and private partners, and Pearson people around the globe are so supportive of Jumpstart's work with our at-risk children." He added, "Together, we have been working on this effort for months, and we are ecstatic that Jumpstart's Read for the Record 2007 Campaign has been such a success.

For more information, go to www.pearsonfoundation.org/readfortherecord.

About the Pearson Foundation and Jumpstart
Jumpstart and the Pearson Foundation share a passion for education and inspiring people to reach their full potential. These shared goals and values led Jumpstart and the Pearson Foundation to create the Pearson Teacher Fellowship in 2001. Each year, the Pearson Teacher Fellowship provides the opportunity for a select group of achievement-oriented college graduates to enter the early education field by becoming preschool teachers in Head Start and other early learning centers serving at-risk children. The Fellowship provides these talented individuals a stipend, intensive training, assistance earning teaching certification, and additional support and resources during the first two years of their teaching careers. In 2006, Pearson and its businesses The Financial Times Group, The Penguin Group, and Pearson Education became a major sponsor of the inaugural campaign for Jumpstart's Read for the Record, which raised over $1 million for Jumpstart's work to help preschoolers from low-income communities with their language and literacy skills. For more information, go to www.pearsonfoundation.org.

Contact:
Kate Miller
kate.miller@pearson.com
1-800-745-8489

Directors' Shareholdings
24 September 2007

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Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **1558**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00019%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **760.993p**	14.	Date and place of transaction **21 SEPTEMBER 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **114,483 0.01417%**	16.	Date issuer informed of transaction **24 SEPTEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___24 SEPTEMBER 2007___________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **3461**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00043%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **760.993p**	14.	Date and place of transaction **21 SEPTEMBER 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **248,179 0.03072%**	16.	Date issuer informed of transaction **24 SEPTEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __24 SEPTEMBER 2007__________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (v) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **ROBIN FREESTONE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **ROBIN FREESTONE**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **71**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00001%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **760.993p**	14.	Date and place of transaction **21 SEPTEMBER 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **4980 0.00062%**	16.	Date issuer informed of transaction **24 SEPTEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___24 SEPTEMBER 2007______________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (vi) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **LORD BURNS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **LORD BURNS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **4**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00000%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **760.993p**	14.	Date and place of transaction **21 SEPTEMBER 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **7,769 0.00096%**	16.	Date issuer informed of transaction **24 SEPTEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___24 SEPTEMBER 2007_________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (vii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID ARCULUS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **SIR THOMAS DAVID GUY ARCULUS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**

9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **24**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.0000%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **760.993p**	14.	Date and place of transaction **21 SEPTEMBER 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,630 0.00020%**	16.	Date issuer informed of transaction **24 SEPTEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___24 SEPTEMBER 2007______________________

Director Shareholding

25 September 2007

< Back to search results

Click here to download a PDF of this press release.

Pearson plc

(the *Company*)

Restricted Share Awards Granted on 24 September 2004

On 24 September 2007, Robin Freestone exercised a right to call for 5000 shares under a restricted share award granted to him on 24 September 2004. This award vested in full on the third anniversary of the date of his employment by the Company.

2,050 shares were sold on 24 September 2007 at a price of 750.0905 pence per share in order to discharge tax and social security liabilities on the shares received, leaving 2,950 shares retained after tax.

This brings Robin Freestone's total shareholding to 7930 ordinary shares which is 0.00098% of the issued share capital of the Company.

Eldercare and Wellness Programs Help Put Pearson on Working Mother's Top 100 List for Eighth Straight Year

25 September 2007

Upper Saddle River, NJ . - For the eighth consecutive year, Pearson, the world's leading educational publisher (NYSE: PSO), was named today to *Working Mother* magazine's prestigious list of "100 Best Companies for Working Mothers." This annual list cites corporations that recognize the value of meeting the needs of working families.

Eldercare may replace childcare as the biggest dependent care need.

"When it comes to benefits - health, retirement and work/life balance - Pearson is taking a long-term view," said Christine Trum, Senior Vice President of Human Resources at Pearson. Working mothers are not only interested in childcare benefits - "these women are dealing with issues as diverse as our workforce from diet and nutrition, to legal situations, to caring for an elderly parent," Ms. Trum continued.

Each day 6,000 Americans turn 65 and eldercare is quickly replacing childcare as the biggest dependent care need. To support this growing need evidenced in a recent employee survey, Pearson's *Backup Care Connection* offers emergency placement or in-home care for both children and elderly adults. Another innovative program, *Prepare to Care*, helps employees plan and cope with eldercare issues by working privately with a geriatric professional who is conveniently available on-site or by phone.

"It's just as important to help our employees take care of themselves so that they can be productive and healthy long-term for their careers and for their families," stated Trum. "We offer a comprehensive set of programs including *Weight Watchers Online* and healthy aging workshops."

"Being recognized for the eighth time by *Working Mother* is an honor," Ms. Trum concluded. "Clearly, working mothers benefit from the programs we provide, but what is most gratifying is the fact that Pearson offers flexible programs diverse enough to benefit all our employees."

About Pearson

Pearson (NYSE: PSO) is an international media and education company. Its three major businesses are: Pearson Education, the global leader in transforming education through personalized learning in print and digital formats; The Financial Times Group, an international network of business and financial newspapers and online services that are read by millions of business executives and investors every day; and Penguin Group, one of the pre-eminent names in consumer publishing with an unrivalled range of fiction and non-fiction, bestsellers, and classic titles. For more information, visit www.pearson.com.

Note to Editors regarding Working Mother:

For a copy of the *Working Mother* list of "100 Best Companies for Working Mothers" or the 2007 issue of

Working Mother magazine, in which the list appears, log in at www.workingmother.com or contact Lori Dolnick, Frank Advertising, at 609-490-0999 ext. 22 or *LDolnick@TandFcom.com*.

Contact:
Lori Dolnick
Frank Advertising
609-490-0999, ext. 22
LDolnick@TandFcom.com

Director Shareholding
26 September 2007

< Back to search results

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **10,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00124%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$14.93**	14.	Date and place of transaction **25 SEPTEMBER USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **155,000 0.01918%**	16.	Date issuer informed of transaction **25 SEPTEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___26 September 2007____________________

Robin Freestone, CFO, presents at the Sanford Bernstein Conference

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26 September 2007

Download a PDF of the presentation here

PEARSON

Sanford Bernstein Conference

Robin Freestone
Chief Financial Officer

26 September 2007

Agenda

Pearson overview

Our business priorities

Sustaining our financial progress

PEARSON

Pearson today

Revenue by business


FT Group 16%
School 33%
Penguin 19%
Professional 14%
Higher Education 18%

2006 revenues: £4.4bn

Note: includes Government Solutions

PEARSON

Pearson today

Education

- PEARSON Assessments & Testing
- PEARSON Addison Wesley
- PEARSON Education Technologies
- PEARSON Scott Foresman
- PEARSON VUE
- PEARSON Prentice Hall
- PEARSON Longman
- PEARSON AB

Penguin

- F. WARNE & Co
- DK
- Ladybird
- GUIDES YEARS

FT Group

- FT FINANCIAL TIMES
- FT.com FINANCIAL TIMES
- The Economist
- mergermarket
- Interactive Data

PEARSON

Pearson today

Revenue by geography


RoW 3%
Asia 7%
Europe 25%
North America 65%

Note: includes Government Solutions

Pearson today
Consistent evolutionary portfolio change

Year	Acquisitions	Disposals
2002	Abrams, DDC, SPS	RTL, Forum, PH Direct
2003	Edexcel, LessonLab, Comstock	El Mundo
2004	Altona Ed, BBC Children's, Causeway, Dominie Press, KAT, Futuresource	Capella Education, Business.com
2005	AGS, BBC Adult, Co-nect, Index Books, IS Teledata	Recoletos, Marketwatch
2006	Promissor, NES, PowerSchool, Chancery, PBM, Ellis, EET, Quote.com, Mergermarket	Government Solutions
2007	Harcourt Assessment & International, eCollege	
	$2.8bn	**$3.0bn**

PEARSON

Our business priorities

Content +

Technology and services

International expansion

Efficiency

PEARSON

The world's leading education company

Prof forma 2006 education sales



Pearson*
$5.7bn
"EMAP"**
$2.5bn
McGraw-Hill
$2.5bn
Cengage Learning
$1.7bn

* Pearson excludes Government Solutions and includes Harcourt Assessment & International and eCollege
** Education Media & Publishing including HM Riverdeep and Harcourt US Basal & Supplemental

PEARSON

Our business priorities - Education

Unique breadth

Market share	Pearson	McGraw-Hill	Cengage Learning	"EMAP"*
School Basal & Supplemental	●	●		●
School Assessment	●	●		●
Curriculum Software	●			●
School Enterprise Software	●			
Higher Education	●	●	●	●
International Education*	●	●	●	●
Professional testing	●			

* Non-US

● Market leader ● Market participant

PEARSON

Our business priorities - Education
Sustained investment in content

Education pre-publication expenditure as % of sales



6.9%
7.6%
7.4%
7.9%
7.8%
2002
2003
2004
2005
2006

PEARSON

Our business priorities - Education

Our investments have allowed us to grow market share...

	Pearson position (total US K-12 market)	
	2006	1999
Social studies	**#1**	#3
Reading / literature	**#2**	#3
Math	**#1**	#1
Science	**#1/#2**	#2/#3

Source: Pearson

PEARSON

Our business priorities - Education

...and grow faster than our peers in school...

US basal & supplemental growth, %



2005
12.4
10.5
2006
2.8
-5.8
Pearson
US Industry

Sources: Pearson, AAP

PEARSON

Our business priorities - Education
...and college

US Higher Education growth, %


+9%
+5%
+6%
+12%
+6%
+4%
+7%
+4%
Pearson
US Industry
1998 = 100
1999
2000
2001
2002
2003
2004
2005
2006

Sources: Pearson, AAP

PEARSON

Our business priorities - Education

Content + technology + services

CA Social Studies	**1.5m** students
On-screen marking	**100m** test questions
Online testing	**1.4m** examinations
Student information	**25m** students
Instructional software	**20m** students
College instruction	**4.5m** students
Online certification	**4m** professionals

Approx $1.1bn/23% of education sales

PEARSON

Our business priorities - Education

Content + technology + services

School & professional testing revenues ($m)



$293m
$507m
$613m
$810m
$1,041m
2002
2003
2004
2005
2006

Source: Pearson

PEARSON

Our business priorities - Education
International

School


International
US Publishing
US Testing
& Technology

Higher Education


International
US

Note: 2005 data

PEARSON

Our business priorities - Education
Efficiency

Education operating margins


11.9%
13.1%
14.1%
2004
2005
2006

PEARSON

Our business priorities - Penguin
Strong content

PUBLISHER OF THE YEAR 2007


MARCH

Pulitzer Prize for fiction
March
Geraldine Brooks


HILARY SPURLING
MATISSE
THE MASTER

Whitbread Book of the Year
Matisse the Master
Hilary Spurling


ON BEAUTY

Orange Prize for Fiction
On Beauty
Zadie Smith


DESAI

Man Booker Prize
The Inheritance of Loss
Kiran Desai

PEARSON

Our business priorities - Penguin

Focus on margins and cash

Author advances

Premium paperback

Cost base/out-sourcing

Supply chain management

Working capital

PEARSON

Our business priorities - Penguin
Efficiency

Penguin operating margins



6.6%
7.5%
7.8%
2004
2005
2006

PEARSON

Our business priorities – FT Group
International



530,000
314,000
FT.com
Asia
US
Europ
UK
1997
2006

Europe's #1 business newspaper

Asia readership up 26%

US readership up 47%

Sources: ABC; EBRS; ABRS; Mendelsohn

PEARSON

Our business priorities – FT Group

Content + technology + services

BPI seen as perfect merger candidate for BPVN, analysis mergermarket

mergermarket

Banco Popolare di Verona e Novara [BPVN], the listed Italian cooperative bank, is seen as the perfect merger candidate for Banco Popolare Italiana [BPI].

This was according to a source familia

Timberland in sales talks with PE firms, sources say mergermarket

mergermarket

The Timberland Co., the listed shoe and apparel manufacturer and retailer, is in sales talks, two sources said, while two dealmakers said they have heard the rumors.

A spokesperson at New Hampshire-b

Reader's Digest susceptible to takeover due to low stock price; does not consider consumer business non core, CFO says mergermarket

mergermarket

Reader's Digest, a listed magazine and direct marketing company based in New York, is

PEARSON

Our business priorities – FT Group
Efficiency

FT Group operating margins



12.1%
16.1%
17.3%
2004
2005
2006

PEARSON

Our financial priorities

Earnings growth

Cash and working capital discipline

Significant ROIC improvement

Continued rigour in capital allocation

PEARSON

Sustaining our financial progress
Good progress on earnings...

Adjusted earnings per share



27.6p
27.5p
34.1p
40.2p
2003
2004
2005
2006

PEARSON

Sustaining our financial progress
...underpinned by margin improvement in all divisions

	Margins		
£m	2006	2005	2004
School	12.6%	11.4%	9.9%
Higher Education	20.3%	20.0%	17.7%
Professional	9.6%	7.6%	7.9%
FT Publishing	8.7%	6.3%	1.3%
IDC	26.8%	26.9%	24.9%
Penguin	7.8%	7.5%	6.6%
Pearson	**13.4%**	**12.4%**	**10.8%**

PEARSON

Sustaining our financial progress
Consistent cash generation...

Operating cash flow



£318m
£418m
£570m
£575m
2003
2004
2005
2006

PEARSON

Sustaining our financial progress
...less capital tied up in working capital



Average working capital/sales
31.9%
30.7%
30.6%
29.4%
27.4%
26.3%
2001
2002
2003
2004
2005
2006

Includes capitalised pre-publication costs and author advances

PEARSON

Sustaining our financial progress

ROIC improvement


6.0%
6.0%
6.1%
6.7%
8.0%
WACC 7.7%
2002
2003
2004
2005
2006

PEARSON

H1 2007 financial highlights

Sales up 6%

Operating profit up 48%

Adjusted EPS up to 3.1p

Dividend up 6%

Full-year guidance raised

PEARSON

Sustaining our financial progress
Continued rigour in capital allocation

Organic investment

Bolt-on acquisitions and disposals

Dividend growth

PEARSON

Sustaining our financial progress
Consistent returns of cash to shareholders

Dividend per share (p)


17.4p
18.8p
20.1p
21.4p
22.3p
23.4p
24.2p
25.4p
27.0p
29.3p
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: Pearson

PEARSON

Summary

Strong businesses

Clear business priorities

Sustaining our financial progress

PEARSON

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700,000 schoolchildren across the UK given free Funnybones book.
27 September 2007

700,000 schoolchildren across the UK given free Funnybones book to encourage parents to spend time reading with their children

Booktime 2007, a nationwide reading programme is being launched today (Wednesday 26 September 2007) to encourage parents and carers to spend time reading with their children. Booktime 2007 will see 700,000 schoolchildren receive a free copy of children's classic *Funnybones* by Janet and Allan Ahlberg when they start school.

Leading personalities including Michael Parkinson, Jools Oliver, Tana Ramsay and Carol Smillie, along with some of the UK's most loved authors have joined forces to lend their support to the initiative which was originally set up in 2006 by education & publishing company Pearson in association with independent charity Booktrust.

This year, with support from the Department for Children Schools and Families, Booktime will provide every reception aged child in England with a copy of *Funnybones.* Every primary school and library in England will receive a free resource pack of activity sheets and session ideas which will also be available to download on the Booktime website.

It is widely recognised that one of the most important things a parent can do to help their children learn is to read with them and inspire a love of reading and books. But, this isn't reflected in the results of independent new research* commissioned to coincide with Booktime 2007. The research of over 1,800 UK parents paints a revealing portrait of modern childhood. Findings include:

- Primary school aged children spend the majority of their leisure time either alone or with friends rather than with their family. Top three activities include watching TV, playing outside and time with friends.
- TV magnet for time: Children spend *twice* as much time watching TV vs enjoying a book with an adult (7 hrs, 46 mins vs just 3 hrs 25 mins each week).
- When reading does happen, mums take the lead with 73% being the chief reader vs only 16% of dads.
- The more dads earn, the *more* likely they are to read with their child; the more mums earn, the *less* likely they are to read most with their child.
- Children spend little time on family-focused activities (eg enjoying meal together, sharing a book at bedtime; helping mum & dad with chores).

The main research findings follow:

1. Children spend more time alone and with friends than with parents

Children in the UK are missing out on valuable interaction time with their parents as a result of spending the majority

of their leisure time by themselves or with their friends.

Activity	Average time primary school child spends per week
Watching TV	7 hours, 46 minutes
Playing outside	7 hours, 8 minutes
Playing with toys	7 hours, 0 minutes
Playing with friends	6 hours, 4 minutes
Playing sport	5 hours, 27 minutes
Reading a book	3 hours, 51 minutes

* Booktime 2007 research: 1,842 UK parents of primary school aged children (representative of UK population) took part in the research between 20 Aug 2007 - 12 Sept 2007. The independent research was conducted by Tickbox.net via online and telephone research. Questions were developed in conjunction with some of the UK's leading university academics who specialise in literacy.

2. TV watching is THE most popular activity for primary school children

Looking at average times UK children spend on various activities, the highest volume of time in a primary school aged child's day is spent watching TV: a total of 7 hours and 46 mins each week (= more than one full school day). 37% of parents say that their child spends between 5-10 hours watching TV and 18% spend between 10-20 hours sitting on the sofa watching it (and these figures do not include time spent watching DVDs).

3. Children spend more time reading BY THEMSELVES vs enjoying a book WITH a parent

Even though many parents recognise the value of encouraging their child to enjoy books, children spend more time reading by themselves vs sharing the experience with an adult. Children living in the East of England (29%), Midlands (28%) and Yorkshire (28%) are most likely to read independently. Sharing a book with a child is most popular in Northern Ireland as 38% of parents dedicate between two to five hours each week to this activity (the highest in the country). They are followed by Welsh parents (34%) and those living in the South West (32%).

4. Range of books popular with children - especially those linked to TV

According to the research, one benefit of watching TV is that books linked in to TV programmes are hugely popular with children.

Books children enjoy the most

1. Story books (81%)
2. Picture books (71%)
3. Books linked to TV programmes (53%)
4. Fairy tales (52%)
5. Nursery rhymes (47%)
6. Fact books (38%)
7. School books (33%)
8. Children's poetry (20%)

5. Reading books more popular than computer games

Contrary to concerns about excessive time spent playing on computer games, the Booktime research reveals that the average primary school child actually spends **less** time on this activity compared to playing outside, spending time with friends and pursuing sporting activities. This could be due to the fact that certain age groups of the children have not yet got the 'PlayStation bug'; parents are policing time spent on computer games/PlayStation; or the fact that the child is just more interested in other activities. And one in three parents (35%) of primary aged children state that they **never** play on computers or PlayStation.

6. Family conversation at the dinner table diminishes

The Booktime research also explored mealtimes. Parents reveal that their primary school aged children are much more likely to spend more time watching TV, playing outside and doing sport vs sitting down to eat at meal times ie breakfast, lunch and dinner. On average, they will dedicate just 43 mins a day to this although some spend even less: 18% of parents said that their children spend just 17 mins a day eating breakfast, lunch and dinner!

Sue Palmer, author of *Toxic Childhood: How The Modern World Is Damaging Our Children?And What We Can Do About It*, comments: "When parents are frantically juggling work and domestic responsibilities, children often rely on the TV for company. But what they really need is real-life contact with the loving adults in their lives -- sharing and talking about a book together is a lovely way to provide this contact."

As part of the initiative, Allan Ahlberg, author of the much loved *Funnybones* books, has waived all royalties. His book was picked by an independent panel of experts because it is a brilliant book to read aloud to children and has wonderful illustrations, making it a joy for readers of all levels.

Beverley Hughes, Minister of State for Children, Young People and Families, said: "One of the most important things a parent can do to help their children learn is to read with them and introduce them to the habit of reading. Books are the foundation on which we can build other learning - but reading doesn't need to be dull or serious. Sharing a book with a child is fun - it's a time for closeness, laughing and talking together. And the free book that every five year old will receive through Booktime will hopefully help to consolidate a love of books and reading, as well as be an excellent story for parents to share with their children."

For more information, please call:
National media:
Maria Boyle
0208 876 8444
0788 764 7855

Regional media
Mars Webb
0208 935 0372

07717 718 063

Notes to Editors
1. Booktime research

Independent research was conducted on behalf of Booktime, a programme to promote the pleasure of reading and encourage parents and carers to read aloud with their children. Over 1800 UK parents of primary school aged children took part in the research between 20 Aug 2007 - 12 Sept 2007. A combination of online and telephone research techniques were used to ensure a representative sample of the UK population was approached. Questions were developed in conjunction with some of the UK's leading university academics who specialise in literacy, including Dr. David Wray, University of Warwick, Fiona Collins, Roehampton University and Wendy Cooling, independent consultant.

The research builds on a previous study conducted to coincide with the launch of Booktime in 2006.

2. Schools

700,000 bookpacks and 727,000 school resource packs are being distributed to over 17,000 schools across the UK. These include state schools, independent schools, special schools and those that are hard to reach.

3. Booktime & Podcast (can be played online or on an iPod)

For more information about Booktime, parents and carers can log on to http://www.booktime.pearson.com. The site provides tips and advice on reading with children, recommended reads by age of child and an insight in to what personalities like to read with their children. It also features a podcast interview with *Funnybones* author Allan Ahlberg. Pearson and Booktrust would like to thank Allan Ahlberg for waiving royalties and supporting the initiative.

4. Interview opportunuties

- John Makinson, Chairman and Chief Executive of Penguin Group
- Primary school teacher/headteacher in key regions
- Viv Bird, Director of Booktrust
- Sue Palmer, author of *Toxic Childhood: How The Modern World Is Damaging Our Children?And What We Can Do About It*
- Prue Goodwin, lecturer in Literacy Education and Children's Books, University of Reading

5. Photographs & graphics

A range of visuals (all print quality) featuring Allan Ahlberg reading *Funnybones* to children and a parent reading with her children on the sofa can be downloaded by accessing http://www.booktime.pearson.com and clicking on the press materials section (pictures can be found under

'visuals').

6. About Booktime

Prime Minister, Rt. Hon Gordon Brown MP announced as Chancellor in December 2006 the expansion of Booktime. Booktime was launched in October 2006 by education and publishing company Pearson in association with independent charity Booktrust.

Last year over 270,000 children in 7,500 UK schools received a Booktime book pack with the help of local authority and library services. This year, with the support of the Department for Children, Schools and Families (DCSF, formerly the Department for Education and Skills), every reception child in England will receive a free book pack when they start school. In addition, at least half of all children aged four to five in the rest of the UK will receive book packs during the academic year 2007-8.

This year's Booktime book pack will contain a free illustrated book - Puffin's children's classic *Funnybones* by Janet and Allan Ahlberg - and a guidance booklet for parents and carers on the benefits of shared reading. Every primary school and library in England will receive a free resource pack to coincide with the hand-out of the Booktime book packs to pupils by their class teacher.

Resources, including activity sheets, session ideas, a short Booktime film, and a podcast of the author Allan Ahlberg will also be available to download via the Booktime website: booktime.pearson.com.

7. About Pearson

Pearson is an international media and educational company. Its major businesses are: Pearson Education, the world's leading education business, providing print and digital learning materials and services used by more than 100 million students of all ages every year; The Financial Times Group, which has an international network of business and financial newspapers and online services that are read by millions of business executives and investors every day; and Penguin Group, which is one of the pre-eminent names in consumer publishing, with an unrivalled range of fiction and non-fiction, bestsellers, and classic titles. Through its books, newspapers and online services, Pearson helps people of all ages to live and learn.

www.pearson.com

8. About Booktrust

Booktrust is an independent educational charity, working in association with Pearson to plan and deliver Booktime. Booktrust's family of websites provides information about books for children, as well as news about the book world. As coordinators of the national Bookstart books for babies scheme, Booktrust has considerable experience in this field and administers a number of prizes and projects, including Children's Book Week, The Early Years Awards and the Children's Laureate Michael Rosen.

www.booktrust.org.uk

Financial Times drives digital growth

01 October 2007

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Launch of New Access Model Opens up FT.com

LONDON, October 1 2007: The Financial Times today announces that it is opening up access to FT.com, its award-winning website, by allowing free access to 30 stories per month, including news, analysis, comment, columnists, and other premium content.

The new access model, which will launch in mid-October, will be followed by a series of enhancements at FT.com that will be launched over the next few months. These include a new markets section, new editorial features, columns and tools, a further expansion of the FT's video journalism, and upgrades to the design and performance of the site.

The new model will enable blogs, news aggregators and other websites to access FT.com content and link to it more freely. It replaces the current restrictions on access to business stories and premium content.

Users will be given free access to up to 30 stories a month, a level that takes account of current usage patterns and reader research, with a light-touch registration required after the first five articles. Apart from full access to the FT's journalism, registrants and subscribers can benefit from personalised services, such as e-mail alerts and portfolio tools.

After 30 articles, readers who want unlimited access have an option of standard or premium subscription which costs £99 (€119 / $109) or £199 (€319 / $299) annually. Premium subscribers will have exclusive access to Lex content, which now has additional online articles and more functionality, and a new FT Mobile News Reader application which provides optimised mobile phone access to FT content.

John Ridding, CEO of the Financial Times, said: "The FT has posted consistently strong revenue growth over recent years and continues to achieve healthy growth in audiences in print and online. We see significant potential in the expansion of FT.com, which provides an efficient means of reaching and interacting with our global audience. This new model is innovative and flexible - and will broaden our reach. We believe many FT.com users, drawn by these changes and the quality of our journalism, will become regular and dedicated FT users and join the ranks of our existing subscribers."

Lionel Barber, editor of the Financial Times, said: "There is increasing demand for quality, independent global business news and analysis - as demonstrated by increases in readership we have been seeing. FT.com represents an increasingly powerful expression of FT journalism, and will be further strengthened by the enhancements we will be launching over the coming weeks."

Ien Cheng, publisher and managing editor of FT.com, said: "Our new access model means FT.com is open for business

in a new way. Before, only subscribers had access to our award-winning business news, analysis and columnists. Now, everyone interested in understanding the world of global business can read, enjoy and benefit from our best content for free online. Other publishers have been caught in a stark choice between free versus paid. We are now offering a third way, in which you only pay if you want more than 30 articles per month."

Enhancements to FT.com include a new markets section with more data, better integration with the FT's markets reporting and analysis, and an easier-to-use design; an expansion of its high-profile View from the Top CEO video interviews to include European and Asian CEOs; new blogs by Clive Crook, the FT's chief US commentator and John Gapper, the FT's chief business commentator; and technical enhancements to make the site faster to access. (Full details of these enhancements can be found in 'notes to editors' below.)

FT.com is one of the world's leading and fastest-growing business websites. In the last 12 months, FT.com monthly unique users have grown by more than 70 per cent to 6.5 million. Page views have risen by 50 per cent to 43m whilst on-line revenues have risen by 40%.

For further information please contact:

Emma Gilpin-Jacobs
Director of Communications
Financial Times
T: +44 (0) 20 7873 4447
M: +44 (0) 7802 955 243
E: emma.gilpin-jacobs@ft.com

Jo Crosby
Communications Manager
Financial Times
T: +44 (0) 20 7873 3811
M: +44 (0) 78131 85975
E: jo.crosby@ft.com

Notes to Editors:

About FT.com

- FT.com currently has 101, 000 subscribers
- Unique users and page views to FT.com are up more than 70% and 50% respectively so far this year. The latest three month average to the end of August shows unique users at 6/5m and page views at 43m.
- In April, FT Alphaville won an Eppy - the annual awards by Editor and Publisher magazine - as best business blog and FT Mobile News Reader won the 'Most innovative Use of Technology' award at the 2007 Newspaper Awards

Subscription charges

The Standard subscription will cost (prices per annum):

UK: £99

Europe: €119

USA: $109

The Premium subscription will cost (prices per annum):

UK: £199

Europe: €319

USA: $299

Future improvements to be rolled out for FT.com from October

- A brand new markets data section, already one of the most popular areas of the site, with clearer and easier-to-use design, improved functionality, more data and research information, and better integration of markets data with the FT's value-added reporting. It will include:
    - Interactive symbol/company lookup, where users can search for stocks by either symbol or company name, with suggestions for stocks appearing interactively as users type
    - Improved look-and-feel and functionality on equity quotes pages, user portfolio pages, stock index pages, and currency pages
    - Better integration of data and value-added FT journalism, including interactive charting that allows users to correlate stock price movements with company news reported by the FT, results announcements, stock splits, and other company events; plus market data appearing on mouse-over of company names within FT articles throughout the FT.com site
    - New data and information, including interactive Bonds, Rates, and Commodities pages; Country research pages; Extended profiles and financials for 40,000 global companies; data from more global stock markets; and "Macromaps" showing global equity and currency performance on a map
    - New and improved tools, including email alerts based on price and volume movements and revamped personal portfolio tools
- The FT.com site will also benefit from new technical performance improvements, enabling more consistent downloading speeds, contributing to a smoother and faster reader experience
- The homepage and story pages will be enhanced to enable easier scanning and reading of editorial content and we have taken advantage of a wider page width to allow editorial content, including video and other forms of FT journalism, to be promoted and presented in a more coherent way.
- We plan to continue to grow our video journalism, which has gone from zero to more than 60 video stories a month within the last 12 months, and which has been well received by both users and advertisers. We have hired a new head of video journalism and will build on the success of the View from the Top and Daily View video formats.
- Starting the first week of October, we will be rolling out further editorial features including:
    - New blogs by Clive Crook, the FT's chief Washington commentator; John Gapper, the FT's chief business commentator; and Tim Harford, author of the best-selling Undercover Economist
    - A second weekly instalment of View from the

Top, expanding the video interview column from mainly US-based CEOs to European and Asian CEOs. The initial lineup of the additional weekly slot includes interviews with the CEOs of Roche, Qantas, Australia's Macquarie Bank, and InterContinental Hotels.

- An expansion of the highly successful online-only Economists' Forum featuring a by-invitation discussion about the FT's weekly columns by Martin Wolf and Larry Summers by a panel of top global economists, including Nobel Prize winners.
- We will also shortly be announcing some well-known names as new writers and columnists at the FT and FT.com.
- These October improvements will be the latest in a series of site improvements we have successfully launched in the last 12 months, including:
- A new search platform and interface, supporting faster and more accurate search results which users can interactively filter and refine
- The FT Alphaville markets blog, edited by highly regarded financial journalist Paul Murphy, which was awarded Best Media Affiliated Business Blog of the Year at the EPpy awards
- The View from the Top weekly video, an exclusive on-camera interview with top CEOs, including Eric Schmidt of Google, Anne Mulcahy of Xerox, Sir Howard Stringer of Sony, Lloyd Blankfein of Goldman Sachs, Rick Wagoner of GM, Jeff Immelt of GEO and many others.
- The Daily View video reports, providing on-the-day coverage and analysis of top business stories from specialist FT reporters in London and New York.
- The Short View daily video report by John Authers, a video version of his popular daily markets column.
- A new blog platform and new blogs, including a foreign affairs blog by Gideon Rachman, the FT's foreign affairs columnist; the Technology blog about the global technology business; the Westminster blog on UK politics; the Brussels blog about EU politics; and the UK Business Blog
- Blog page views have more than doubled in the last 12 months
- Faster site speed. Access speed to FT.com is now two to three times faster in all regions around the globe.
- This year, we also launched the FT Mobile News Reader, an application for Blackberrys and other smart phones which allow optimized and highly convenient mobile access to FT news and content. This application has already received industry awards and been recognized by our premium users as a powerful tool for keeping up with the news on the run or while commuting.

About the Financial Times:
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 426, 850 (ABC figures, August 2007) and a readership of more than 1.3 million people worldwide.
2. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
3. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
4. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
5. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business

and current affairs journal.

- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson, the international education and information company.

Directors' Shareholdings
01 October 2007

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Click here to download a PDF of this press release.

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Friday, 28 September 2007 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	286	0.00004	£7.65	1,916	0.00024
Lord Burns	286	0.00004	£7.65	8,055	0.00100
Ken Hydon	286	0.00004	£7.65	6,865	0.00085

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	384	0.00005	$15.33	4,893	0.00061

END